Exhibit 12.1

Summit Properties Inc.
Calculation of Ratio of Earnings to Fixed Charges
Three Months Ended March 31, 2004

Income before minority interest of unitholders in Operating Partnership	$ 3,751
Interest:
Expense incurred	6,978
Amortization of deferred financing costs	327
Rental fixed charges	23

Total	$ 11,079

Fixed charges:
Interest expense	$ 6,978
Interest capitalized	2,572
Dividends to preferred unitholders in operating parthership	1,203
Rental fixed charges	23
Amortization of deferred financing costs	327

Total	$ 11,103

Ratio of earnings to fixed charges	1.00